KAT GOLD HOLDINGS, INC.

1149 Topsail Rd.

Mount Pearl, Newfoundland

A1N 5G2, CANADA

September 5, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

Kat Gold Holdings, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 23, 2012

File No. 333-180734

Dear Mr. Spirgel:

Kat Gold Holdings, Corp. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 29, 2012 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on August 23, 2012 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form S-1 (“Amendment”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Questions And Answers Concerning The Spin-Off, page 10

Comment No 1. Please supplement the disclosure added in response to comment 1 from our letter dated July 18, 2012 by adding an additional question and answer regarding your focus post spin-off. The added disclosure should make clear that you intend to prioritize development of the Ekom Eya property, that $7.3 million will be required to develop and begin operations on this property, that you do not have a commitment for the necessary $7.3 million, that you will only pursue significant exploration of your other properties after the development of the Ekom Eya property and that exploration of your other properties will require significant additional financing beyond the $7.3 million to be allocated to the Ekom Eya project. In addition, make sure that the entire prospectus reflects your focus on the Ekom Eya project. For example, on page 26 you state that you have no material assets “other than the Handcamp, Rusty Ridge, Collier’s, North Lucky and South Lucky…” properties.

Response No. 1.  We have complied with your request; please see page 11 for the additional question and answer.  In addition, we have revised the document to reflect the entire prospectus reflects our focus on the Ekom Eya property; please see pp. 14, 15 and 25.

Election of Directors and Officers, page 45

Comment No. 2. Reconcile the disclosure added in response to comment 3 from our letter dated July 18, 2012 with the disclosure in the Form 8-K filed April 24, 2012 stating your executive officers “will vote their shares of stock of the Company in favor of each other as directors so long as the parties maintain an ownership interest of at least five percent (5%) of the Company’s outstanding common stock and until the earlier of (i) eighteen (18) months from the date of the closing of the Global Gold transaction if the Company has not received revenues of at least One Million Dollars ($1,000,000) from the production of the Ekom Eya mine in Ghana; or (ii) three (3) years from the date of the closing.” We note that the Global Gold transaction closed on April 18, 2012.

Response No. 2. We have reconciled the disclosure.  Please see page 45.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 49

Cash Requirements, page 52

Comment No. 3. Clarify whether the discussions with prospective investors to provide funding for development of the Ekom Eya site pertain to funding of $250,000, $7,050,000 or some other amount.

Response No. 3.  We have clarified the matter you raise.   Please see page 53.

Liquidity and Capital Resources, page 53

Comment No. 4. Revise here and under the risk factor titled “Our relationship with our parent company…” on page 14 to make clear whether you expect Kat Exploration to contribute capital to you post spin-off and, if so, how you expect the terms of such funding to differ from the funding previously received.

Response No. 4.  We have revised the disclosure to reflect your comment.  Please see pp. 14 and 54.

Results of Operations, page 55

Comment No. 5. Revise the disclosure added in response to comment 5 from our letter dated July 18, 2012 to indicate that the losses for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012 were primarily due to impairment charges. Describe the nature of each of the impairment charges.

Response No. 5.  We have revised the disclosure on pp. 55 and 56 to indicate that the losses for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012 were primarily due to impairment charges. We also described the nature of each of the impairment charges.

Other

In your letter dated July 18, 2012, you had requested that our counsel furnish you a copy of its opinion, which opinion has been included with the Amendment and will once filed on Edgar be included therein as Exhibit 5.1.

The Company hereby acknowledges that:

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (709) 368-1024 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Kenneth Stead Kenneth Stead